Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, March 5, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) announces that following the announcement of the 2023 annual results of HUTCHMED on February 28, 2024, the following awards granted under the Long Term Incentive Plan (“LTIP”) on March 26, 2021 to Dr Weiguo Su and Mr Johnny Cheng were vested on March 4, 2024:-

Award Holders	Number of American depositary shares (“ADS”)
Person Discharging Managerial Responsibilities
Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	93,545
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	15,141
Total	108,686

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on March 26, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	93,545 ADS

d)	Aggregated information	N/A
— Aggregated volume
— Price
e)	Date of the transaction	2024-03-04
f)	Place of the transaction	Outside a trading venue

(b)	Mr Johnny Cheng

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on March 26, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	15,141 ADS

d)	Aggregated information	N/A
— Aggregated volume
— Price
e)	Date of the transaction	2024-03-04
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / +1 973 306 4490 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500